
Mail Stop 3720

March 31, 2017

Adam C. Vandervoort
Chief Legal Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, NY 10577

> **Re:** **Teladoc, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2017**
> **File No. 001-37477**

Dear Mr. Vandervoort:

We have reviewed your filing and have the following comment. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

Proposal 1 appears to bundle numerous significant proposals. Please provide an analysis of how this complies with Rule 14(a)-4(a)(3) of the proxy rules. In addition to Rule 14(a), please also refer to CDI Exchange Act Rule 14a-4(a)(3) Questions 101.01-101-.03.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications